Exhibit 99.2

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND

REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED

FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE

COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Fair Market Value Appraisal: Internal Use

Client

Series 354, a series of Masterworks Vault 5, LLC

Intended User

Masterworks Administrative Services, LLC on behalf of the above-named Client.

Intended Use

To determine fair market value as outlined in the Scope of Work.

Effective Date of Appraisal Report

April 3, 2024

Issuance Date of Appraisal

April 4, 2024

TABLE OF CONTENTS

Certification	2
About Masterworks	3
Scope of Work	3
Definition of Value	4
Method of Research	4
Method of Examination	4
Assignment Conditions	4
Approach to Value	5
Opinion of Value	5
Global Art Market Overview	6
Subject Artwork	9
Fair Market Value	9
Comparable Sales	12
Sources of Data	13
Statements and Disclosures	14
Appraisal Terminology and Definitions	15
Appendix	19

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC Effective Appraisal Report Date: April 4, 2024	Page 1

Certification

I certify that, to the best of my knowledge and belief:

●	The statements of fact contained in this Appraisal Report are true and correct.
●	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions and conclusions.
●	In my role at Masterworks Administrative Services, LLC, I provide on-going valuation and consultation regarding the Masterworks Portfolio; in this context, I frequently perform an initial review of the Artwork prior to its acquisition by Masterworks.
●	I am an employee of Masterworks Administrative Services, LLC, which serves as the administrator to the owner of the Artwork. Masterworks Administrative Services, LLC receives revenue for the administration of the Artwork and, its affiliate, Masterworks Gallery, LLC holds a financial interest in the corporate entity that owns the Artwork. However, I have no direct personal interest or bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
●	My engagement in this assignment was not contingent upon developing or reporting predetermined results.
●	My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of Masterworks, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
●	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
●	The property that is the subject of this report was inspected by a member of the Masterworks’ Acquisitions team and/or Appraisal team; in the event that I did not personally inspect the artwork, I relied on information, including photographs and other documentation, supplied by both the seller and the Masterworks team member who conducted the inspection.
●	I received personal property appraisal assistance from Jessica Maliszewski, Fine Art Appraiser, who assisted with research and appraisal development. Other valuation assistance was provided by the Masterworks’ Valuations Committee, which is composed of myself, Masha Golovina (the EVP of Acquisitions), and Francisco Meyo (Controller, Investment Entities).

Abigail Athanasopoulos
Director of Appraisals
Masterworks Administrative Services, LLC

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About Masterworks

Masterworks Administrative Services, LLC acts as manager for individual Delaware LLCs that own, through a segregated portfolio of Masterworks Cayman SPC, a single artwork as its sole investment which have been offered and sold as securities pursuant to an exemption from registration under Rule 251(a)(2) of Regulation A under the Securities Act of 1933. For the purposes of this Appraisal Report only, and unless otherwise indicated in a specific instance, this organizational structure shall be referred to as “Masterworks.”

Scope of Work

The following appraisal report (“Appraisal Report”) was prepared for use in determining the Fair Market Value of the subject artwork (the “Artwork”). Masterworks internally prepares quarterly appraisals of the artworks managed by Masterworks (the “Masterworks Portfolio”), which serve as inputs for the quarterly assessment of the Estimated Net Asset Values (“NAV”) of each investment vehicle. Use of this Appraisal Report by others is not intended.1 This Appraisal Report is not valid for any other purpose; any other use renders this Appraisal Report null and void. Values stated may not reflect additional expenses which might be incurred should the Artwork be sold such as advertising costs, or shipping. For the avoidance of doubt, this Appraisal Report shall not be construed as providing investment advice or be relied upon by those making investment decisions. Given the volume of transactions, internally compiled intelligence and qualified personnel, among other items, Masterworks believes it is well-positioned to appraise artworks in the Masterworks Portfolio. This appraisal was prepared in accordance with the 2020-2021 Uniform Standards of Professional Appraisal Practice (“USPAP”) (extended through December 31, 2023) developed by the Appraisal Standards Board of the Appraisal Foundation, by a USPAP-compliant appraiser from the Masterworks Appraiser(s) and approved by a committee of three individuals, including Abigail Athanasopoulos, ASA, Director of Valuations, Masha Golovina, EVP of Acquisitions, and Francisco Meyo, Controller, Investment Entities (the “Valuations Committee”). It is noted that there are potential conflicts of interest given that all members of the Valuations Committee are employees of Masterworks, and Masterworks retains an ownership and other pecuniary interests in the Artwork. This valuation is valid as of the Effective Date, and does not take into account any sales of comparable works or market movement that occur after the Effective Date.

The Artwork is owned by Series 354, a series of Masterworks Vault 5, LLC, and this Appraisal Report is intended for use by Series 354, a series of Masterworks Vault 5, LLC and its subsidiaries (collectively referred to as “Series 354>“). The Appraisal Report has been prepared by the Masterworks Appraiser(s) on behalf of Masterworks Administrative Services, LLC in its capacity as administrator to Series 354, a series of Masterworks Vault 5, LLC.

1 Use of this report may be requested and approved on a case-by-case basis.

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Definition of Value

The definition of fair market value is set forth in IRS Section 1.170 and 20.2031-1 which states that: “The Fair Market Value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.” (According to Technical Advisory Memorandum [TAM] 9235005 [May 27, 1992], fair market value should include the buyer’s premium) 20.2031 (b) continues “the fair market value of an item of property includible in the decedent’s gross estate is not to be determined by a forced sale price. Nor is the fair market value of an item of property to be determined by the sale price of that item in a market other than that in which such item is commonly sold to the public, taking into account the location of the item wherever appropriate.”

Method of Research

In preparing this Appraisal Report, research was conducted in the Masterworks offices. The offices are equipped with an extensive library relevant to the artworks held in the Masterworks’ collection. Research involved but was not limited to: i) detailed research of comparable transactions occurring at public auction via third-party, on-line artwork-focused databases including artprice and artnet; ii) review of an internal database of similar works and works by the same artists that have been previously offered to Masterworks for purchase; iii) review of historical market trends within the specific artist market, the market for similar (or comparable) artwork based on internally-compiled market indices, and the broader art market; iv) review of past condition reports, photos, previous appraisals, sales transactions, auction catalogues and other documentation related to the Artwork; iv) review of general art market intelligence and observations acquired by Masterworks through the attendance of auction previews, art fairs exhibiting comparable works, gallery and museum exhibitions and v) art historical research pertaining to the artist and the subject artwork using Masterworks’ Reference Library and resources available at the New York Public Library, the Metropolitan Museum of Art’s Watson Library and the Frick’s Art Reference Library among others. Sources for art market data include third-party online transaction databases, physical auction catalogues, sales (or offers) made to Masterworks by dealers and other general market observations and intelligence.

Method of Examination

The Artwork was last physically inspected by Masha Golovina and Abigail Thomas for Masterworks on February 2, 2024 with the most recent condition report issued on November 2, 2022; it is assumed that the artwork has sustained no visible apparent change in its condition since that time.

Assignment Conditions

During the development of this Appraisal and preparation of this Appraisal Report, the Masterworks Appraiser(s) relied on photographs and descriptions of the Artwork retained in Masterworks’ collection files to confirm the work’s physical characteristics. Relevant information regarding comparable sales is included in this report or, in the case of confidential private sale data, maintained in the Masterworks Appraiser(s)’work file at the offices of Masterworks. The Masterworks Appraiser(s) may not have personally examined the comparable works referenced in the Appraisal Report, and thus relied on the information available through online databases, auction catalogues, private dealers and/or galleries. Not all comparables have current condition reports for review.

●	Extraordinary Assumptions: An extraordinary assumption is defined by USPAP as “an assumption, directly related to a specific assignment, as of the effective date of the assignment results, which, if found to be false, could alter the appraiser’s opinions or conclusions.” The appraised value assumes the clear title, good condition, and authenticity. While members of Masterworks may have viewed the work prior to acquisition by Masterworks, the Masterworks Appraiser(s) did not inspect the property in person during the preparation of this report, and thus relied solely on images and descriptions retained in Masterworks’ files and assumed this information to be accurate. The Masterworks Appraiser(s) may not have been able to examine the comparable works used for this assignment and thus relied on information available through online databases, auction catalogues, private dealers and or galleries. When no condition report was available for comparable works, the object is assumed to be in good condition.

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●	Hypothetical Conditions: A hypothetical condition is defined by USPAP as “a condition, directly related to a specific assignment, which is contrary to what is known by the appraiser to exist on the effective date of the assignment results but is used for the purpose of analysis.” No hypothetical conditions have been applied to this Appraisal Report.

●	Limiting Conditions: The following Limiting Conditions exist in this assignment. Such conditions may limit the appraisers’ expertise in specific areas as well as the perceived responsibilities of the assignment. Some are also considered to be Extraordinary Assumptions and were taken by the appraiser as facts. If these Limitations and Extraordinary Assumptions are found to be untrue, the appraiser’s opinions, including the opinions of value may be affected.

○	The Appraisal Report is limited in that the appraiser is not an authenticator. This is also considered an Extraordinary Assumption as they assume the work is authentic.

○	This Appraisal Report is limited in that the appraiser is not a conservator. As such, they did not prepare a professional condition report for the subject work. This is also considered an Extraordinary Assumption as they assume the work is in good condition.

Approach to Value

The Artwork was evaluated based on the “Sales Comparison Approach.” This method of valuation involves analysis of recent sales involving similar objects, also referred to as comparable sales, which have sold within the market that is most common for each object. In the context of the Artwork, comparable sales generally include sales of other artwork (or the Artwork itself) created by the same artist, with similar dimensions, creation period range and subject matter as the Artwork. Comparable sales may have taken place at public auction or in private sales, if such private sales information is verifiable. The Appraisers may adjust the valuation of the Artwork, otherwise derived from past comparable sales, based on a historical price appreciation benchmark for similar works by the artist or the artist’s market overall.

The “Income Approach” and the “Cost Approach” were also considered for this appraisal. While the subject work is an income producing asset, such income is not part of the scope of the assignment and thus the “Income Approach” was not applied. The “Cost Approach” was also considered and since its application was not relevant to the assignment’s scope of work, it was not applied.

Opinion of Value

The value expressed herein is based on the Masterworks Appraiser(s)’ best judgment and opinion. This value is not a representation or warranty that the item will realize this value if offered for sale in an appropriate market. The value expressed is based on current information on the date the Appraisal Report was made. No opinion is expressed as to any past value, nor, unless otherwise expressly stated, as to any future value.

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Global Art Market Overview

The most recent major shift in the art market occurred in 2020, which proved to be a truly unprecedented year across sectors, when the COVID-19 health crisis began in the first quarter, prompting global shutdowns and social distancing efforts. According to the 2021 Art Basel and UBS annual report, global art sales reached $50.1 billion in 2020, a 22% decrease from 2019, but still above the 2009 recession low.2 The US market retained its position as the leader and driver of sales, with a 42% share, followed by Greater China and the United Kingdom, each with approximately 20%, respectively.

The COVID pandemic forced auction houses, galleries and art fairs to abandon in-person activity, which accelerated digital initiatives. McAndrew notes that online art sales doubled in value from 2019, reaching a record high of $12.4 billion (a 25% share of the market’s total value) in 2020.3 Online sales were primarily spurred by Millennial HNW collectors, with upwards of 30% of those surveyed spending over $1 million on art, making use of online viewing rooms offered by art fairs, galleries and the ability to view and purchase works through social media channels.4

2021 saw the continuation of the pandemic-related challenges, yet according to Dr. McAndrew’s 2022 Art Basel and UBS annual report, the global art market recovered strongly, with total turnover (including both auction and private market sales) reaching an estimated $65.1 billion, up 29% from 2020, with values surpassing pre-pandemic levels in 2019.5 McAndrew states that all segments in the art market grew in 2021, but the auction sector in particular achieved strong results: public auction sales increased by 47% while private sales brokered by auction houses were up just over one third from the previous year. The private market also ended the year well, with 18% growth year-on-year. The US market retained its dominant market share, with 43% worldwide sales by value (an increase of 33% from 2020). Greater China came in second with 20% (up 35% from the previous year), and the United Kingdom rounded out the top three with 17% market share (an increase of 14% from 2020).6

Dr. McAndrew’s 2023 Art Basel and UBS annual report indicates that the Global Art Market continued to strengthen in 2022, up 3% from the previous year to an estimated $67.8 billion (the second highest year on record following closely behind 2014’s $68.2 billion). Unlike in 2021, however, there was greater variance in performance by sector, region, and price resulting in a less pronounced growth rate overall. Compared to the 19% growth in sales during 2021, 2022 saw only a 1% growth (up to $37.8 million from $37.3 million the previous year), which was most acutely observed in the higher end of the market. While public auction sales decreased in 2022 by 1% to $26.8 billion, the segment of the market for paintings trading at $10 million and higher increased in value, and the dealer sector grew by 7%. The US continued to dominate, with its market share by value increasing by 2% to 45%. The United Kingdom moved into second place, accounting for 18% of sales, while Greater China’s share decreased to 17%. The US art market continued to grow in 2022 with an 8% increase from 2021 to $30.2 billion (its highest level to date), due largely to fervent activity at top tier auction sales. E-commerce and online sales continued to decrease compared to 2021, although they remain much higher than pre-Covid levels.7

2 Dr. Clare McAndrew, The Art Market 2021, Art Basel and UBS, pp. 30-31.

3 Ibid.

4 Adapted from Art Basel’s highlights of the 2021 Mid-Year Art Market Review, which can be accessed here: https://www.ubs.com/global/en/our-firm/art/collecting/art-market-survey.html#artmarketreport2021.

5 Dr. Clare McAndrew, The Art Market 2022, Art Basel and UBS, pp. 14.

6 Ibid.

7 Dr. Clare McAndrew, The Art Market 2023, Art Basel and UBS, pp. 17-18.

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Post-War & Contemporary Art Auction Market

PWC, together with the Modern art sectors, continues to constitute the largest portion of the global auction market, a claim firmly held since 2011. During 2021, the PWC sector alone accounted for 55% of total global art sales by value, which was stable from 2020, and 56% by volume (up 1% from 2020). Total sales for the sector reached $6.7 billion in 2021, which advanced 42% year-on-year with the total number of lots also increasing by 13%. The United States maintained its position as the largest center worldwide for PWC sales (47%), followed by Greater China (24%) and the United Kingdom (13%). While the bulk of the transactions by volume (91%) in the sector sold at lower price levels ($50,000 and below), works priced in excess of $1 million accounted for the majority of value in 2021 (64%). This proves once again that top examples achieve top prices. The highest-priced lots sold predominately in New York and the major auction houses dominated, with Christie’s and Sotheby’s accounting for nearly three-quarters of total sales values. 2021 was a notable year for the sales of living PWC artists, with multiple price records set at auction. Further, the market for living artists accounted for $3.3 billion in total sales, a 44% increase from 2020 and the highest level in five years.8

In 2022, the PWC and Modern art sectors accounted for over three quarters (76%) of the value of sales in the fine art auction market, although PWC was down slightly from 2021 to 54%, which seems to indicate that the market is slowly self-correcting following the boom associated with the recovering market of 2021 (which surpassed the previous peak in 2014). The market for ‘ultra-contemporary’ artists has been particularly robust this past year, with auction sale records for such artists as Matthew Wong (1984-2019), Avery Singer (b. 1987), and Christina Quarles (b. 1985), although this market sector also decreased from 2021. The US remains the largest market by region in this sector, with shares increasing in 2022 to 48% (up 8%). Marquee sales, such as The Paul Allen sale at Christie’s in New York, which included seven of the top fifty lots in this segment of the market, accounted for the lion’s share of this growth. While 92% of artworks in this sector were priced below $50,000, artworks over $1,000,000 accounted for 59% of total value (remaining substantially above what it was in 2019). The total number of lots sold in this segment decreased by 11% compared to 2021, with total value decreasing by 7%.9

In 2023, the year started off slow, but acquired some traction with the PWC sales in February and March at Christie’s, Sotheby’s, and Phillip’s. Christie’s 20th/21st Century Evening Sale in London (February 28, 2023) totaled $137 million (exceeding the low estimate of $122 million) with a 91% sell-thru rate and top prices achieved by Cecily Brown (b. 1969) and Liu Ye (b. 1964). Sotheby’s Modern & Contemporary Art Evening Auction on March 1, 2023 brought in approximately $165 million with 83% sold by lot with top prices achieved by Pablo Picasso (1881-1973) and Gerhard Richter (b. 1932). Phillips’ 20th Century & Contemporary Art Evening Sale in London (March 2, 2023) brought in approximately $24.5 million (low estimate of $18.9 million) with 100% of lots sold, with top sales occurring for ultra contemporary artists, including Cecily Brown, that are hard to source in the primary market. Sotheby’s 50th anniversary evening sales in Hong Kong made a combined $194 million with 87% of lots sold; the Modern sale made $59.2 million (89.5% of lots sold) and the Contemporary sale made $86 million (95.3% of lots sold). Although the general sense was that attendance was low and prices weren’t quite as robust as the auction houses had hoped, this is not uncommon for these “mid-season” sales.

8 Ibid., pp. 161-165.

9 Dr. Clare McAndrew, The Art Market 2023, Art Basel and UBS, pp. 184-191.

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At the New York Marquee sales in May 2023, sales were largely around or slightly above low estimates, with Christie’s evening and day sales totaling $922.2 million (with a sell-through rate of 89% by lot and 102% hammer against low estimate), followed by Sotheby’s at $799.2 million (with 82.6% to 88.3% of lots sold), and Phillips at $108.3 million (with only one evening and day sale). ArtTactic, the London-based art analysis firm, reported that the overall 2023 May evening sales at the three major auction houses (Christie’s, Sotheby’s and Phillips) were down by 42% from the previous year to $1.2 billion, though this can largely be attributed to May 2022 results inclusion of Christie’s marquee sale of the collection of Paul Allen that totaled $1.6 billion alone. Despite an overall softening market, top results were still achieved by quality works in May. Noah Davis’ “Untitled” (2010), achieved his second-highest price at auction realizing $900,000 well-over its presale high estimate of $150,000 at Phillips; the sale of Barkley Hendricks’ “Stanley” (1971), set the new top record for the artist selling for $6,100,000 at Christie’s sale of the Gerald Fineberg Collection Part I; and Jean-Michel Basquiat’s monumental triptych “El Gran Espectaculo” (1983),set the artist’s fourth highest auction record to date selling at Christie’s for $67,110,000.

The November New York Marquee sales continued to indicate an overall softening of the art market in 2023; several blue chip works hammered at or below the low estimates (including significant works by Jean-Michel Basquiat, Cy Twombly, and Ed Ruscha), 17 artworks were withdrawn, and 11 works were bought-in. Of the total lots offered across the three major auction houses at Sotheby’s, Christie’s and Phillips (284 lots), 65.6% sold below the pre-sale mid-estimate, and just 31.9% sold above the pre-sale mid-estimate.10

Following difficult spring and early autumn sales in Hong Kong and London, the November sales did exhibit some positive signs of recovery in the market - November sales were down by just 36.1% from the same period in 2022 and opposed to 42% in May.11 Evening sales at Sotheby’s, Christie’s and Phillips totaled $1.56 billion (just above the total low pre-sale estimate of $1.51 billion), and came in 29.8% higher than May. More conservative auction estimates also helped to propel an overall sell-through rate of 98.9% across all auctions (up from 94.5% of the same period in 2022).12

Despite an overall softening of the market, bright spots included several records set by ultra contemporary artists (including Jadé Fadojutimi, Jenna Gribbon, Jia Aili, Mohammed Sami, Amy Sillman, Marina Perez Simão, and Ilana Savdie), as well as a number of notable achievements in the PWC and Modern markets. On November 8, at Sotheby’s evening sale of the Emily Fisher Landau Collection, Pablo Picasso’s “Femme à la montre” (1932), achieved the second highest record for the artist selling at $139,363,500, followed by a new record for Agnes Martin with “Grey Stone II” (1961), an important early work, selling at $18,718,500.

At Sotheby’s Contemporary Evening auction, on the 15th of November, a new record was set for Barkley Hendricks with the double-portrait, “Yocks” (1975), achieving $8,377,500 and surpassing the artist’s record set in May of this year; further, a monumental late Joan Mitchell achieved the artist’s second record at auction (and for the season) with “Sunflowers” (1990/91), selling for $27,910,500. Prior to this, at Christie’s 20th Century Evening Sale, on November 9, the new high record for Joan Mitchell was set by “Untitled” (c. 1959), an important early work selling for nearly $30 million (at $29,160,000).

10 ArtTactic, Marquee Evening Sales, Impressionist, Modern, Post-war and Contemporary Art, New York - November 2023, ArtTactic Limited, pp. 3.

11 ArtTactic, Marquee Evening Sales, Impressionist, Modern, Post-war and Contemporary Art, New York - November 2023, ArtTactic Limited, pp. 3.

12 ArtTactic, Marquee Evening Sales, Impressionist, Modern, Post-war and Contemporary Art, New York - November 2023, ArtTactic Limited, pp. 3.

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Subject Artwork

Hans Hofmann

xGxlxoxrxixax xixnx xExxxcxexlxsxixsx, 1963

Oil on canvas

50 x 40 in. (127 x 101.6 cm)

Fair Market Value

$3,100,000

Condition

Good

Provenance

Kootz Gallery, New York

Private Collection

Sotheby’s New York, November 10, 1988, Lot 24A

Private Collection, Japan

Christie’s New York, November 20, 1996, Lot 26

Raymond and Patsy Nasher, Dallas

Sotheby’s New York, May 14, 2008, Lot 42

Roger Sant, Washington, D.C.

Private Collection

Acquired from the above by the present collection

Exhibition History

New York, Kootz Gallery, Hans Hofmann, Paintings 1963, February - March 1964, illustrated

Washington, D.C., Corcoran Gallery, Twenty-Ninth Biennial Exhibition of Contemporary American Painting, February - April 1965, no. 53, in text

New York, Stux Modern, Abstract Expressionists: Studio 35/Downtown, October-December 1990, illustrated

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Literature

Suzi Villiger, ed., Hans Hofmann: Catalogue Raisonné of Paintings, Volume II (1901-1951), Farnham, 2014, p. 427, no. P1515, illustrated

Artist Background:

Hans Hofmann (b. 1880, Weissenberg, Germany, d. 1966, New York, NY) played a pivotal part in the development of Abstract Expressionism as both an artist and a teacher. Raised in Munich, Hofmann took his first art lessons with the artist Moritz Heymann. From 1904 to 1914, he lived in Paris and studied at the Academie de la Grande Chaumière, where he met Cubists and Fauvists like Pablo Picasso, Georges Braque, and Henri Matisse. Hofmann also briefly exhibited with the Berlin Secession movement from 1908 to 1909 alongside artists like Max Liebermann, Max Beckmann, and Edvard Munch. The start of World War I prompted Hofmann to return to Munich, where he opened an art school that held summer courses around the continent. In 1930, a former student invited him to teach at the University of California, Berkeley, and in 1932, he relocated permanently to the United States. He opened the Hans Hofmann School of Fine Arts in New York in 1934 and a summer school in Provincetown, Massachusetts, the following year, teaching the likes of Helen Frankenthaler, Larry Rivers, Lee Krasner, Allan Kaprow, Louise Nevelson, Marisol, Ray Eames, and Lynne Mapp Drexler. Hofmann held his first solo exhibition in New York at Peggy Guggenheim’s Art of This Century in 1944. In 1955, the famous critic Clement Greenberg organized the artist’s first major exhibition outside of New York at Bennington College in Vermont. In 1957, he was the subject of a major retrospective at the Whitney Museum of American Art in New York. He closed his schools in 1958 to focus on his painting career full-time. He went on to represent the United States at the Venice Biennale in 1960 and be the subject of a traveling retrospective organized by the Museum of Modern Art in 1963. Hofmann passed away on February 17, 1966 in New York.

The Estate of Hans Hofmann is represented by Miles McEnery Gallery and Michael Rosenfeld Gallery. Since his passing, Hofmann has continued to be the subject of solo exhibitions at the Metropolitan Museum of Art in New York, the AKG Art Museum in Buffalo, the Hirshhorn Museum and Sculpture Garden in Washington, D.C., the Museum of Fine Art in Houston, the Berkeley Art Museum and Pacific Film Archive, and Musee Pfalzgalerie Kaiserslautern, Germany, among numerous other museums and galleries. Hofmann’s works are also held by permanent collections at major institutions around the world, including the Metropolitan Museum of Art, the Whitney Museum of American Art, the Solomon R. Guggenheim Museum, the Museum of Modern Art, and the Brooklyn Museum in New York, the Museum of Fine Arts in Boston, the Museum of Fine Arts in Houston, the Art Institute of Chicago, the Smithsonian American Art Museum in Washington, D.C., the Los Angeles County Museum of Art, the Museum Ludwig in Cologne, the Tate Modern in London, among many others. Hofmann’s lasting historical impact led to growing commercial desirability.

Valuation Narrative:

“xGxlxoxrxixax xixnx xExxxcxexlxsxixsx” (1963), 50 x 40 inches, is a prime example of Hofmann’s mature “Slab” style that defined the late years of his oeuvre. A master of composition and color theory, the artist applies vivid layers of oil paint to the canvas with a palette knife; the resulting composition is a vertically-oriented canvas composed of rectangular sections of layered, tactile paint, separated only by their hard-edge forms. Three shades of saturated red dominate the upper right of the composition, balanced with blocks of yellow, orange, green, and blue. The subject work is emblematic of Hofmann’s “push-pull” theory, which explains how tension between colors and shapes can create the illusion of depth and movement.

The Painting has appeared at auction four times. Most recently, it was bought-in at Christie’s New York on November 17, 2022 with a presale estimate of $3,500,000-$5,500,000. The next most recent offering was on May 14, 2008, when the Painting sold at Sotheby’s New York for $4,297,000, which was significantly above its presale estimate of $2,000,000-$3,000,000.

In recent years, there have been four similar paintings sold at auction. Most recently, on November 10, 2023, a slightly smaller painting from the same year as the subject work, “First Blaze of the Rising Sun” (1963), 48 x 36 inches, sold at Christie’s New York for $3,075,000; although its composition incorporates some of the same colors and forms as the subject work, it has a darker palette overall, including large areas of brown and deep purple pigments, and is somewhat “transitional,” with passages of the looser and more gestural brushwork that is more closely associated with an earlier style.

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Prior to this, a larger painting from that same year, “In Upper Regions” (1963), 60 x 48 inches, sold on May 18, 2022 at Phillips New York for $2,571,000. As with the preceding auction comparable, this example is rendered in a much looser and more expressive style with thick impasto and an abundance of visible brushstrokes; it also has a less vibrant color palette compared to that of the subject work with a preponderance of earthy green accented with splashes of orange, yellow, blue and red.

On July 10, 2020, a slightly earlier painting on panel, “Rhapsody” (1958), 72 x 32, sold in a Christie’s online sale for $2,895,000. Although similar in scale to the subject work, this example has a vertical format that might lessen its commercial appeal. This comparable, which is, once again, more closely associated with Hofmann’s style from the late 1950s, has a near fully-abstract composition with large expressive passages of brown, yellow, and green, with touches of red and blue, rendered in a thick, muddied impasto.

Finally, on November 13, 2019, “Eine kleine Nachtmusik [A Nightly Love Song]” (1964), 50 x 40 inches, which closely compares to the subject property in terms of size, style, and coloration, sold at Christie’s New York for $4,215,000. Executed one year after the subject work, this comparable is also from the artist’s highly sought-after “Slab” series that defines the height of his career. Hofman largely employs a palette-knife to create the intense, pulsating rectangular blocks of color that are the hallmark of this mature style - brushstrokes are however still more visible here amongst the emerging hard-edge geometric forms. Although the most direct comparable cited for this report, the market has softened substantially between 2019 and present.

The current Fair Market Value was determined in relation to the aforementioned auction sales, with differences in size, period, complexity and execution taken into consideration, in addition to an overall softening of the artist’s market.

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Comparable Sales

Title: First Blaze of the Rising Sun

Year Made: 1963

Medium: Oil on canvas

Dimensions: 48 x 36 inches

Date of Sale: November 10, 2023

Sale Name: Post-War and Contemporary Art

Sale Location: New York, New York

Lot: 129

Estimate: $1,000,000- $1,500,000

Realized Price: $3,075,000

Title: In Upper Regions

Year Made: 1963

Medium: Oil on canvas

Dimensions: 60 x 48 inches

Date of Sale: May 18, 2022

Sale Name: 20th Century & Contemporary Art Evening Sale

Sale Location: New York, New York

Lot: 28

Estimate: $1,500,000 - $2,000,000

Realized Price: $2,571,000

Title: Rhapsody

Year Made: 1958

Medium: Oil on panel

Dimensions: 72 x 32 inches

Date of Sale: July 10, 2020 Sale Name: One: A Global Sale of the 20th Century

Sale Location: Online only

Lot: 79

Estimate: $3,000,000 - $5,000,000

Realized Price: $2,895,000

Title: Eine kleine Nachtmusik (A Nightly Love Song)

Year Made: 1964

Medium: Oil on canvas

Dimensions: 50 x 40 inches

Date of Sale: November 13, 2019

Sale Name: Post-war and Contemporary Art Evening Sale

Sale Location: New York, New York

Lot: 23/b

Estimate: $3,500,000 - $4,500,000

Realized Price: $4,215,000

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Sources of Data

Auction Houses: Christie’s, Sotheby’s, Phillips, Bonhams, Artcurial, SBI Art Auction, Mainichi Auction, Mallet Japan, China Guardian, Ketterer Kunst, Seoul Auction, iART Co.

Online Databases: Artprice, Artnet, AskArt, Mutual Art and the Baer Faxt Auction Database

Masterworks Appraisers Qualifications

Abigail Athanasopoulos, Director of Appraisals, is an Accredited Senior Appraiser with the American Society of Appraisers (ASA) and an Accredited Member of the International Society of Appraisers (ISA) with over seventeen (17) years of experience appraising fine art. Prior to her position with Masterworks, she was the Founder & Principal of Spectrum Appraisals, LLC, a comprehensive art appraisal and advisory firm providing clients with highly competent and unbiased fair market value and replacement value appraisals for a wide variety of intended uses. She previously worked as a senior appraiser and project manager for Appraisal Resource Associates, Inc., and a gallery associate at D. Wigmore Fine Art, New York; she has also recently served on ASA’s executive committee and is an active member of ArtTable (a professional organization dedicated to advancing the leadership of women in the visual arts). Ms. Athanasopoulos holds a B.A. in Art History from Wellesley College and has completed extensive coursework in Appraisal Studies through both NYU’s Appraisal Studies Program and Pratt Institute (in association with the American Society of Appraisers), from which she obtained a Certificate in Fine & Decorative Arts Appraisal Studies. She is “qualified” per IRS guidelines and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP) through January 2026.

Jessica Maliszewski, Fine Art Appraiser, is an Accredited Member of the Appraisers Association of America (AAA) specializing in Post-War, Contemporary and Emerging Art. A member of the AAA for six (6) years, Ms. Maliszewski is Uniform Standards of Professional Appraisal Practice (USPAP) compliant through June 2025, and presently serves on the Membership Committee. As a Fine Art Appraiser, she has completed appraisals for clients nationally and internationally for purposes of insurance, tax and estate planning, charitable donations, and equitable distribution. Though predominantly working in Post-War, Contemporary and Emerging Art since 2008, Ms. Maliszewski has further experience in valuing and cataloguing a wide variety of fine and decorative objects. In addition to her appraisal work, Ms. Maliszewski has eighteen (18) years of experience in New York and London, working in collections management and research, and working for art consultancies, art fairs, museums, galleries, and artist studios. Ms. Maliszewski holds a B.A. with a concentration in Art History from Northeastern University, an M. Litt in the History of Art and Connoisseurship in Fine and Decorative Arts from Christie’s Education in London, and completed extensive coursework in appraisal studies through New York University’s Appraisal Studies Program and the Appraisers Association of America.

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Statements and Disclosures

This Appraisal Report consists of 22 pages and must be presented in its entirety to be valid. This document is prepared solely for internal corporate and accounting purposes as described in the Scope of Work using the Sales Comparison approach to arrive at the Fair Market Value as of the stated effective valuation date. It is to be used solely by the intended users listed in this Appraisal Report for that purpose and can be relied upon by the intended user as described in the Scope of Work.

Unless otherwise stated herein, this Appraisal Report is based only on the readily apparent identity of the item appraised, and no further opinions or guarantee of authenticity, genuineness, attribution, or authorship is made. However, in appraising the subject property, the Masterworks Appraiser(s) found no reason to question the authenticity of the article, except as noted. To the knowledge of the Masterworks Appraiser(s), no laboratory testing has been performed on the subject property.

Unless otherwise stated herein, the appraised value is based on whole ownership and possessory interest undiminished by any liens, fractional interests or any other form of encumbrance or alienation.

This Appraisal Report is made at the request of the parties named for their use. The Appraisal Report is not an indication or certificate of title ownership. The identification of the interest of the requesting parties is simply represented to the Masterworks Appraiser(s) by such parties and no inquiry or investigation has been made nor is any opinion given as to the truth of such representation.

The value expressed herein reflects the professional judgment and opinion of the Masterworks Appraiser(s) and is not a representation or warranty that the item will realize that value if offered for sale at an auction or otherwise. The value expressed is based on current information on the assigned effective valuation date stated on the cover page of this report. No opinion is hereby expressed as to any future value, nor unless otherwise stated, as to any past value.

Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the Artwork, the comparable sale may be included in the comparable data set at the discretion of the Masterworks Appraiser(s), provided that the related party nature of the comparable sale will be noted in the appraisal.

The market level selected for this assignment is based on the subject property’s current use and alternative uses as relevant to the type and definition of value and the intended use of the Appraisal Report. As such, the Masterworks Appraiser(s) considered the most common marketplace(s) given the purpose of this appraisal assignment.

The Masterworks Appraiser(s) are not required to give testimony, be present in any court of law, or appear before any commission or board by reason of this Appraisal Report without reasonable prior notice. Should this report be challenged in any way, not limited to litigation, it is understood that the Masterworks Appraiser(s) are prepared to defend this Appraisal Report, if required. Appearance and testimony at deposition, trial, or alternative dispute resolution proceedings and the necessary preparations thereof are considered to be new and separate assignments.

Possession of this Appraisal Report, or a copy thereof, does not include the right of publication without the written consent of Masterworks. This Appraisal Report, or any part thereof, including the identity of the Masterworks Appraiser(s), shall not be made public through advertising, public relations, news releases, sales, or other distributive or information media without the written consent of Masterworks.

Copies of this Appraisal Report and written and electronic notes pertaining to the appraisal assignment will be kept in the offices of Masterworks for a minimal period of five (5) years after the date of issue or two (2) years after final disposition of any judicial proceedings involving the Masterworks Appraiser(s), whichever period expires last. Masterworks makes every effort to store records pertaining to the Appraisal in a safe and secure environment. However, Masterworks is not responsible for acts of nature, war, terrorism, or other unexpected catastrophes which may affect the safekeeping of this Appraisal Report.

All matters regarding the duties, responsibilities, and liabilities of the Masterworks Appraiser(s) are in accord with the Valuation Standards and Professional Practices as outlined by the Appraisal Foundation in the 2020-2021 Uniform Standards of Professional Appraisal Practice and the Principles of Practice and the Code of Ethics of the Appraisers Association of America.

Submission of this Appraisal Report concludes this appraisal assignment.

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Appraisal Terminology and Definitions

Appraisal: As defined in the Uniform Standards of Professional Appraisal Practice (USPAP), “the act or process of developing an opinion of value; an opinion of value.” According to the USPAP, value can “be numerically expressed as a specific amount, as a range of numbers, or as a relationship (e.g., not more than, not less than) to a previous value opinion or numerical benchmark (e.g., assessed value, collateral value).” It should be noted that the USPAP states that using any other term for an appraisal does not remove the work from being in compliance with USPAP; it is an appraisal if an opinion of value is given.

Appreciation, Appreciation Rate: Appreciation, in general terms, is an increase in the value of an asset over time. The increase can occur for a number of reasons, including increased demand or weakening supply, or as a result of changes in inflation or interest rates.

Buyer’s Premium: The percentage of the bid or “hammer” price paid by the buyer to the auction house when purchasing an item. The fee usually ranges between 5% and 25% of the hammer price.

Bought In (BI): Occurs at auction when an object does not meet its reserve price and fails to sell.

Catalogue Raisonné: A scholarly catalogue that should include all the known works of an artist or all of his or her known works in a specific medium at the time of the catalogue’s compilation. Essential information identifying the works is included, making the catalogue a definitive reference book.

Certificate of Authentication/Authenticity: An official document that certifies that the piece in question is correct, of the period, and by the artist designated. Some states (including New York) require specific information be included on a certificate of authentication.

Clear Title: Refers to ownership of property that is free from encumbrance, obstruction, burden or limitation.

Comparables: Those objects selected by the appraiser as being similar to one being appraised. An examination and analysis of sales figures for similar works or comparable objects allows the appraiser to arrive at an appraised value for the object under consideration.

Condition: Term referring to the physical state of a property and must be noted in an appraisal document.

Conservation: The treatment and preventive care of an object so that its condition does not deteriorate and will remain stable; the preservation of a work of art involving careful maintenance and protection of an object, using materials and procedures that will have no adverse effect on it.

Cost Approach: A valuation approach used to determine the value of an object based upon the cost of re-creating the identical piece. This approach may be applied to the decorative arts when the methods of construction or materials used are replicable.

Craquelure: The result of natural movement of the support (canvas) and or the shrinking of the medium during the aging process of painting. It usually appears on the surface in a spider web-like series of cracks. The surface can be stabilized by reclining the canvas and filling the cracks.

Fair Market Value (FMV): As per Treas. Reg. Section 1.170A-I (c)(2) “the fair market value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the relevant facts.”

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Foxing: Brown spots caused by iron particles in the paper that “rust” and discolor the paper when it is exposed to humidity. Sometimes, mold is mistaken for foxing.

Hammer Price: The actual (final) bid price at auction; it does not include the buyer’s premium.

Hypothetical Conditions: According to USPAP, those conditions that are contrary to the conditions that actually exist, but are supposed for the purpose of reasonable analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal or economic characteristics of a subject property or about conditions external to the property, such as the market conditions or trends, or about the integrity of data used in an analysis. Appraisals of damaged or destroyed objects employ hypothetical conditions. A hypothetical condition may be used in an assignment only if 1) the use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis or for purposes of comparison; 2) the use of the hypothetical condition results in a credible analysis; and 3) the appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

Income Approach: A valuation approach used to determine the value of a work of art or object that will be used to generate future income. This is most often done through leasing, rental or the creation of reproductions but not through a one-time only sale with transfer of title and/or copyright.

Inherent Vice: Extreme conditions of temperature, light, and humidity contribute to an object deteriorating or destroying itself. The resulting loss of value is caused by the inherent nature of the object rather than the result of an external cause or a casualty.

Inpainting: Similar to overpainting, a technique commonly used by conservations to restore a painting that has suffered the loss or deterioration of paint on a canvas or other medium. It generally implies work that is well done with a minimum of intervention by the conservator.

Lined: A term that usually refers to a painting on canvas that has been supported by another layer of canvas due to the deterioration of the original support.

Loss of Value: The difference between the value of the property that has suffered damage prior to damage and the value of the property after that damage has been repaired.

Market Analysis: The study of market conditions for a specific type of personal property; sometimes both the retail and wholesale markets must be examined and analyzed.

Medium: 1.) The material from which an object or artwork is made or on which it is produced; it may include paper, canvas, board, cel (acetate), bronze; 2.) The specific tool and material used by an artist; e.g., brush and oil paint, chisel and stone; 3.) The mode of expression used by an artist; e.g., painting, sculpture, graphic arts, etc.; 4.) A liquid that may be added to a paint to increase its manipulability without decreasing its adhesive, binding or film forming properties.

Most Appropriate Market or Marketplace: The venue in which an appraiser determines that an object can be sold most easily and at the highest price. In the case of personal property, when comparables are scarce, it frequently references the most appropriate market, which can be a combination of auction and private gallery sales.

Net Asset Value (NAV): The net asset value (NAV) represents the net value of an entity and is calculated as the total value of the entity’s assets minus the total value of its liabilities. Most commonly used in the context of a mutual fund or an exchange-traded fund (ETF), the NAV represents the per share/unit price of the fund on a specific date or time. NAV is the price at which the shares/units of the funds registered with the U.S. Securities and Exchange Commission (SEC) are traded (invested or redeemed). For Masterworks purposes the NAV is calculated as (x) the most recent appraised Fair Market Value of the artwork as of the Effective Date of this Appraisal, less (y) the pro forma value attributable to Class B profits interests implied based on such fair market value (if any), divided by (z) the number of outstanding Class A shares of the applicable issuer entity, inclusive of shares issued to Masterworks pursuant to the Administrative Services Agreement, as of the date of the estimated net asset value.

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Net Value: A term commonly used in matters of equitable distribution to indicate the market value of personal property exclusive of any sales commissions or any other costs that would reduce the value of the property.

No Commercial Value (NCV): A term that usually refers to an object or a group of objects, usually in estate situations, for which it is not reasonable to assign a monetary value; for example, a mattress and a box spring.

Offering Amount: For Masterworks’ purposes, the aggregate total value of all Class A shares in a given Artwork as reflected in the final offering circular filed with the SEC.

Offering Circular: A document describing the terms of an offering of securities representing an investment in the Artwork.

Original Cost: Also known as the historical cost or the cost of acquiring an item of personal property.

Offering Date: For Masterworks’ purposes, the date at which the final offering circular is filed with the SEC.

Overpainting: A term that refers to restorative work on a painting in which is applied over already dry areas of paint. It sometimes includes the original artist’s glazes. Overpainting is similar to inpainting, but inpainting only fills in areas of missing paint without covering the original paint.

Oxidation: The binding of oxygen to a metal to form rust or the binding of oxygen to wood to darken it.

Patina: A film, produced by oxidation that builds up on the surface of an object. The term also refers to the final coating that is applied to a bronze by the artist or the foundry crafting the bronze.

Personal Property: Defined by USPAP as “identifiable, tangible objects that are considered by the general public as being “personal”; for example, furnishings, artwork, antiques, gems and jewelry, collectibles, machinery and equipment.”

Pre-Existing Damage: Any wear, tear, repairs or other changes to new condition seen on an item of personal property prior to its evaluation in a damage and/or loss of value situation.

Preservation: Related to conservation and restoration, preservation actions are taken to prevent further changes to or deterioration of objects, sites or structures.

Primary Market: A market created either by the maker or the maker’s agent when an object is sold for the first time, usually in galleries or stores. The secondary market is the venue for the sale of an object between a seller and a buyer when neither of them have participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Primary Source: Material, used in research and data comparisons, that is gathered from first-hand witnesses and includes auctions attended, galleries, art fairs and stores visited as well as actual comparables witnessed by the appraiser.

Provenance: The history of an object that may include its past ownership as well as its exhibition and catalogue history.

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Qualified Appraisal: An appraisal will be treated as a qualified appraisal within the meaning of IRS Code §170 (f)(11)(E) if the appraisal complies with all the requirements of §1.170A-13(c) of the existing regulations (except for the extent the regulations are inconsistent with § 170 (f)(11)), and is conducted by a qualified appraiser in accordance with generally accepted appraisal standards. See sections 3.02(2) and 3.03 of Notice 2006-96. An appraisal will be treated as having been conducted in accordance with generally accepted appraisal standards within the meaning of §170 (f)(11)(E)(i)(II) if, for example, the appraisal is consistent with the substance and principles of the Uniform Standards of Professional Appraisal Practice (“USPAP”).

Qualified Appraiser: (1) Appraisal designation. An appraiser will be treated as having earned an appraisal designation from a recognized professional appraiser organization within the meaning of §170 (f)(11)(E)(ii)(I) if the appraisal designation is awarded on the basis of demonstrated competency in valuing the type of property for which the appraisal is performed. (2) Education and experience in valuing the type of property. An appraiser will be treated as having demonstrated verifiable education and experience in valuing the type of property subject to the appraisal within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser makes a declaration in the appraisal that, because of the appraiser’s background, experience, education and membership in professional associations, the appraiser is qualified to make appraisals of the type of property being valued. (3) Minimum education and experience. An appraiser will be treated as having met minimum education and experience requirements within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser has successfully completed college or professional level coursework that is relevant to the property being valued, has obtained at least two years of experience in the trade or business of buying, selling, or valuing the type of property being valued, and has fully described in the appraisal the appraiser’s education and experience that qualify the appraiser to value the type of property being valued.

Recto: The front side of a painting.

Refinished Condition: When a piece has been stripped or skinned of its original patina and has received a new finish.

Reserve: The minimal amount for which a consignor agrees to sell a work at auction. By law, the reserve must not exceed the low estimate.

Restoration: A process whereby, if an object has lost a part and that missing part or piece is replaced or restored to simulate the original, the object can be returned as closely as possible to its original condition.

Sales Comparison Approach: the most commonly applied valuation approach when appraising personal property, in which appraised value is based on achieved prices for similar works by the same artist or artisan of equal standing and related reputation (alternatively called Comparative Market Data Approach, Market Data Approach or Comparable Market Data Approach.)

Secondary Market: Refers to the marketplace in which a used object is bought and sold. Once an item is no longer available from the original source, it is considered a secondary market item. The term usually refers to the auction market and is in no way associated with the value or the condition of the object. The secondary market is the venue for the sale of an object, through an auction or a gallery, between a seller and a buyer, neither of whom has participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Secondary Source: an article or book that discusses information that was first presented somewhere else. Examples of secondary sources utilizing exact primary sources in research and data comparison are Artnet, ArtFact, P4a, Gordonsart, Art-Sales-Index, newel.com and other internet research tools.

Seller’s Premium or Seller’s Commission: The percentage of the bid or “hammer” price paid by a seller to an auction house when selling an item. The fee ranges from nothing to 35 percent and may be more negotiable than the buyer’s premium.

Statement of Assumptions & Limiting Conditions: Terms or concepts generally linked together in most appraisals. An assumption is that which is taken to be true. An extraordinary assumption is an assumption, directly related to a specific assignment, that, if found to be false, could alter the appraiser’s opinions or conclusions. A limiting condition refers to the conditions that limit the appraiser’s examination or research of the appraised items and the appraisal assignment. Hypothetical conditions are those that are contrary to what exists, but are supposed for the purpose of analysis.

Ultraviolet Light (UV): Short, high-energy, invisible light waves beyond violet in the light spectrum, with a length of 250 to 400 nanometers.

Uniform Standards of Professional Appraisal Practice (USPAP): The appraisal standards covering the development and communication of appraisers’ opinions and conclusions published by the Appraisal Standards Board of The Appraisal Foundation. First published in 1987, these standards apply to all disciplines of appraising.

Verso: The backside of a painting.

Work Size: The dimensions of works on panel or board. When the word “sight” is used in conjunction with worksize, it refers to the dimensions of the visible image of the work.

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Appendix

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